Exhibit 97

ARLO TECHNOLOGIES, INC.

CLAWBACK POLICY

August 1, 2018, as amended effective October 23, 2023 (the “Effective Date”)

Covered Executives

This Clawback Policy (this “Policy”) applies to Executive Officers and any other employee of Arlo and its subsidiaries designated by the Committee from time to time by notice to the employee (collectively, “Covered Executives”).

This policy is designed to comply with, and shall be interpreted to be consistent with, Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated thereunder (“Rule 10D-1”) and Section 303A.14 of the New York Stock Exchange Listed Company Manual (the “NYSE Listing Standards”).

Definitions

Certain capitalized terms used in this Policy and not defined in context are defined below.

“Accounting Restatement” means an accounting restatement that the Company is required to prepare due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

“Accounting Restatement Date” means the earlier to occur of (a) the date that the Board, a committee of the Board authorized to take such action, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (b) the date that a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

“Arlo” or the “Company” means Arlo Technologies, Inc. and any subsidiary thereof.

“Board” means the Board of Directors of the Company.

“Committee” means the Compensation and Human Capital Committee of the Board.

“Executive Officer” means a current or former “executive officer,” as such term is defined in Section 10D and Rule 10D-1(d) of the Exchange Act and Section 303A.14 of the NYSE Listing Standards.

“Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures derived wholly or in part from such measures, including Company stock price and TSR. A measure need not be presented in the Company’s financial statements or included in a filing with the SEC in order to be a Financial Reporting Measure.

“Lookback Period” means the three completed fiscal years immediately preceding the Accounting Restatement Date (but excluding fiscal years completed prior to the Effective Date), as well as any transition period (resulting from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years (except that a transition period of at least nine months shall count as a completed fiscal year).

“Incentive Compensation” means any compensation that is granted, earned or that vests, wholly or in part, upon the attainment of a Financial Reporting Measure. Incentive Compensation is deemed “received” in the Company’s fiscal period in which the Financial Reporting Measure specified in the Incentive Compensation award is attained, even if the payment or grant of such Incentive Compensation occurs after the end of that period. For clarity, Incentive Compensation includes, without limitation, any amount contributed to any notional account with respect to compensatory plans or programs that take into account Incentive Compensation and any earnings thereon.

“Recoverable Incentive Compensation” means Incentive Compensation received by a Covered Officer during the Lookback Period that exceeds the amount of Incentive Compensation that would have been received had such amount been determined based on the Accounting Restatement, computed without regard to any taxes paid (i.e., on a gross basis without regard to tax withholdings and other deductions). For any compensation plans or programs that take into account Incentive Compensation, the amount of Recoverable Incentive Compensation for purposes of this Policy shall include, without limitation, the amount contributed to any notional account based on Recoverable Incentive Compensation and any earnings to date on that notional amount.

“SEC” means the Securities and Exchange Commission.

“TSR” means total stockholder return.

Effective Date and General Applicability

This Policy shall apply to all Incentive Compensation that is received by a Covered Officer on or after October 2, 2023 (the “Effective Date”). This Policy shall replace and supersede the Company’s Policy for Recoupment of Incentive Compensation that was adopted on August 1, 2018 (the “Prior Clawback Policy”) with respect to all Incentive Compensation that is received by a Covered Officer on or after the Effective Date; for clarity, the Prior Clawback Policy shall continue to apply to any Incentive Compensation that is received by a Covered Officer prior to the Effective Date.

Recoupment Generally

Subject to compliance with any applicable law, the Committee (or in the absence of such Committee, the Board, and collectively, the “Administrator”) must reasonably promptly recoup the full amount of the Recoverable Incentive Compensation, unless the impracticability conditions discussed below apply and, to the extent permitted by applicable law, may effectuate recoupment under this Policy from any amount otherwise payable or paid to the Covered Executive, prior to, on or after the Effective Date, and the Administrator need not utilize the same method of recovery for all Covered Executives or with respect to all types of Recoverable Incentive Compensation.

For any Incentive Compensation based on stock price or TSR, where Recoverable Incentive Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement, the Administrator will determine the amount of Recoverable Incentive Compensation based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR upon which the Incentive Compensation was received. The Company shall maintain documentation of the determination of such reasonable estimate and provide such documentation to the New York Stock Exchange in accordance with the NYSE Listing Standards.

For Cash Bonuses:

Arlo will reasonably promptly recoup, with respect to each Covered Executive, the amount of any cash Recoverable Incentive Compensation if there is an Accounting Restatement (whether or not the conduct of the Covered Executive directly or indirectly resulted in the restatement, and regardless of whether or when any restated financial statements are refiled).

In such event and to the extent permitted by applicable law, the Administrator shall determine, in its sole discretion, the timing and method for recouping Recoverable Incentive Compensation, provided that such recoupment is undertaken reasonably promptly and the Administrator may thus require, without limitation, that the Covered Executive directly repay to Arlo any cash compensation whether approved, awarded, payable or paid prior to, on or after the Effective Date; or may cancel, without payment of any consideration whatsoever, all or a portion of any compensation not yet paid or delivered.

For Equity Awards:

Arlo will reasonably promptly recoup, with respect to each Covered Executive, the amount of any equity or equity-based Recoverable Incentive Compensation awards if there is an Accounting Restatement (whether or not the conduct of the Covered Executive directly or indirectly resulted in the restatement, and regardless of whether or when any restated financial statements are refiled).

In such event and to the extent permitted by applicable law, the Administrator shall determine, in its sole discretion, the timing and method for recouping Recoverable Incentive Compensation. The Administrator may thus, without limitation cancel, without payment or any consideration whatsoever, the portion of any equity award that constitutes Recoverable Incentive Compensation (or, if such portion of an award cannot be canceled because (x) in the case of stock options or other similar awards, the Covered Executive has previously exercised such award, Arlo may require the Covered Executive to repay to Arlo the amount, net of any exercise price, that the Covered Executive realized upon exercise, or (y) in the case of restricted stock units or other similar awards, shares of stock of Arlo were delivered in settlement of such award, Arlo may require the Covered Executive to return shares of stock of Arlo, or if such shares were sold or otherwise disposed by the Covered Executive, return any proceeds realized on the sale or disposition of such shares (but in no event less than the fair market value of the shares on the date of such disposition, as determined by the Administrator in its sole discretion)).

Impracticability of Recovery

Notwithstanding anything in this Policy to the contrary, the Administrator 1 may determine that recoupment of Recoverable Incentive Compensation would be impracticable if and only if either:

(i) the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount of the applicable Recoverable Incentive Compensation; provided that, before concluding that it would be impracticable to recover any amount of Recoverable Incentive Compensation based on expense of enforcement, the Company shall make a reasonable attempt to recover such Recoverable Incentive Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the New York Stock Exchange in accordance with the NYSE Listing Standards; or

(ii) recoupment of the applicable Recoverable Incentive Compensation would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Sections 401(a)(13) or 411(a) of the Internal Revenue Code of 1986, as amended, and the applicable regulations promulgated thereunder.

For the avoidance of doubt, no other conditions shall be deemed to make recoupment of Recoverable Incentive Compensation impracticable.

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1 If the Administrator is the Committee, and such Committee does not consist solely of independent directors, such determination must be made by a majority of the independent directors serving on the Board.

Other Provisions

Any determinations of the Administrator shall be binding on the applicable individual (and any beneficiaries, heirs, executors, administrators or other legal representatives, as required by applicable law or the NYSE Listing Standards) and need not be uniform with respect to Covered Executives. Any members of the Administrator, and any other members of the Board who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law or Company policy.

Subject to applicable law or requirements of any applicable stock exchange, this Policy may be amended and/or restated by the Administrator at any time and shall be amended as deemed necessary to comply with applicable law or any Listing Standard.

In no event will Arlo indemnify any Covered Executive for any compensation that the Covered Executive is required to reimburse or forfeit pursuant to this Policy.

Any action by the Company to recoup or any recoupment under this Policy from a Covered Executive shall not be deemed (i) “good reason” for resignation or to serve as a basis for a claim of constructive termination under any benefits or compensation arrangement applicable to such Covered Executive, or (ii) to constitute a breach of a contract or other arrangement to which such Covered Executive is party.

This Policy is in addition to, and shall in no event limit, Arlo’s ability to seek recovery pursuant to the terms of any other plan, policy, agreement of Arlo or its affiliates or applicable law (including arising out of or resulting from any actions or omissions of a Covered Executive). This Policy does not preclude the Company from taking any other action to enforce a Covered Executive’s obligations to the Company and is in addition to the requirements of Section 304 of the Sarbanes-Oxley Act of 2002 (“SOX 304”) that are applicable to the Company’s Chief Executive Officer and Chief Financial Officer; provided, however, that compensation recouped pursuant to this Policy shall not be duplicative of compensation recouped pursuant to SOX 304 or any such compensation recoupment policy and/or similar provisions in any such employment, equity plan, equity award, or other individual agreement except as may be required by law.

This Policy, and all determinations made and actions taken pursuant to this Policy, shall be governed by the laws of the state of California and applicable federal laws, excluding any conflicts or choice of law rule or principle.

The Company shall make any disclosures and filings with respect to this Policy that are required by law, including as required by the SEC.

ARLO TECHNOLOGIES, INC.

CLAWBACK POLICY

FORM OF EXECUTIVE ACKNOWLEDGEMENT

I, the undersigned, agree and acknowledge that I am bound by, and subject to, the Arlo Technologies, Inc. Clawback Policy, as may be amended, restated, supplemented or otherwise modified from time to time (the “Policy”). In the event of any inconsistency between the Policy and the terms of any employment agreement, offer letter or other individual agreement with Arlo Technologies, Inc. (the “Company”) to which I am a party, or the terms of any compensation plan, program or agreement, whether or not written, under which any compensation has been granted, awarded, earned or paid to me, the terms of the Policy shall govern.

In the event that the Administrator (as defined in the Policy) determines that any compensation granted, awarded, earned or paid to me must be forfeited or reimbursed to the Company pursuant to the Policy, I will promptly take any action necessary to effectuate such forfeiture and/or reimbursement. I further agree and acknowledge that I am not entitled to indemnification, and hereby waive any right to advancement of expenses, in connection with any enforcement of the Policy by the Company.

Agreed and Acknowledged:

Name:
Title:
Date: